Exhibit 99.2

FACT SHEET ON AEGON’S EMBEDDED VALUE

General

Life insurance business involves complex payment flows and contracts that usually run for many years. This makes it difficult to identify exactly how much value a life insurance business represents and is creating. Embedded value is a management tool that, used in combination with the regular financial statements, helps to better understand the value in the various businesses of the company and plays an important role in corporate planning and resource allocation.

Embedded value life insurance is an estimate of the economic value of the existing life business and is to a large extent actuarially determined. This figure provides additional information on the financial condition and expected results of operations and is calculated primarily by adding up the accumulated past profits not yet distributed and the value of the expected future profits of the current portfolio.

AEGON has calculated embedded value life insurance internally for many years. The results have been used for performance measurement and business planning. The embedded value calculations focus primarily on the life business because of its long-term nature. Non-life business, which is more short-term, is included – at book value (based on DAP) – in the total embedded value.

To calculate the embedded value on a consistent basis worldwide, AEGON has defined a framework, a methodology, formulae and assumptions. AEGON’s embedded value principles also provide guidance for the movement analysis and the value of new business. The operating assumptions used are based on AEGON’s experience and/or available market data. The economic assumptions are derived from publicly available market data. AEGON expects that its embedded value principles, in all material respects, will be consistent with the new European Embedded Value principles.

Disclosure

AEGON believes that embedded value life insurance, when used in conjunction with other publicly disclosed financial information, can provide a meaningful measure for investors and the financial community to gain additional insight into our company. AEGON’s embedded value life insurance is not based on generally accepted accounting principles in the Netherlands (DAP), which are used to prepare and report the financial statements. Tillinghast has reviewed the methodology and assumptions used by AEGON to determine the embedded value life insurance and has reviewed the resulting embedded value life insurance, value of new business and the movement analysis (for more details see the press release and chapter 6 of the addendum on AEGON’s embedded value results).

AEGON will disclose its embedded value once per year.

Embedded value life insurance

Embedded value life insurance is a measure that combines accumulated but not yet distributed past profits (available surplus) and the present value of future expected profits arising from the existing book of life business after deducting the cost of capital. The value of future new business is not included.

Total embedded value additionally includes the book value of all other business – including general insurance, accident & health in non-life entities and banking – and the book value of the holding companies (largely debt and capital securities).

Value of new business is a measure of the value added by production sold in the year under review.

An increase in embedded value life insurance during a year means that value was created through one or more of the drivers of embedded value life insurance. Theoretically, if all assumptions occurred as projected and no new business were sold during a reporting year, embedded value life insurance would increase by the expected return on the embedded value life insurance at the beginning of the year.

A decrease in embedded value life insurance means that value was lost through one or more drivers. This can be caused by lower than assumed profits, for instance because of a downturn in equity markets, high credit defaults or adverse currency movements.

The embedded value life insurance of different companies cannot be directly compared because they are influenced by many different components. These are all calculated based on methodologies, principles, assumptions and capital requirements, potentially differing by company. These differences may cause inconsistency in comparisons.

For a further explanation on embedded value life insurance and total embedded value, please refer to:

•	the press release and the report on AEGON’s embedded value results

•	www.aegon.com